K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

June 18, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re: John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to two additional comments received by telephone on June 17, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 130 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 82 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 4, 2014, accession no. 0001133228-14-001358 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class R1, Class R2, Class R3, Class R4, Class R5, Class R6, and Class NAV shares of John Hancock Disciplined Value International Fund, a newly established series of the Trust (the “Fund”). This letter responds to a staff request for additional information regarding a comment that was originally addressed in a letter to the staff dated June 9, 2014.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and all comments and responses relate to each prospectus included in the Amendment.

Comment 1 — The staff made the following comments relating to the disclosure in “Fund summary — Principal investment strategies,” in which the Fund “defines non-U.S. companies as companies: (i) that are organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) that have a majority of their assets, or that derive a significant portion of their revenue or profits, from businesses, investments or sales outside of the United States.”

(a)	If the Fund intends to rely on the definition in (i) or (ii) above to identify non-U.S. companies, please explain supplementally how the Fund would determine a non-U.S. company’s economic connection to a non-U.S. country; and

(b)	With respect to (iii) above, please explain what is meant by the term “significant portions,” noting that it is the staff’s view that a company should derive 50% or more of its revenue or profits from businesses, investments or sales outside of the United States in order to be considered a non-U.S. company.

The Trust responded as follows:

(a)	Companies legally organized under the laws of a non-U.S. country or that are principally traded in a non-U.S. country may have some connections to the United States. However, to the extent the Fund relies upon (i) or (ii) in its determination that a company is a non-U.S. company, it would typically expect to see such a company have a preponderance of economic connections to a country or countries outside of the United States.

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(b)	Similarly, the Fund uses the term “significant portion” in reference to a non-U.S. company’s revenue or profits in order to denote that the preponderance of economic connections for that company will be to a country or countries outside of the United States, without stating a specific required percentage or amount of such revenues or profits in order to maintain the flexibility it believes is necessary to make such geographic determinations.

The staff now reiterates its view that a company should derive 50% or more of its revenue or profits from businesses, investments or sales outside of the United States in order to be considered a non-U.S. company.

Response 1 — Supplementally, the Trust would clarify the meaning of “significant portion” in reference to a non-U.S. company’s revenue or profits to mean that a majority of the economic connections for that company will be to a country or countries outside of the United States. The Trust notes that it is forming the Fund in connection with a reorganization transaction that will result in the adoption of the Robeco Boston Partners International Equity Fund. The reorganization is not intended to result in changes to the adopted fund’s investment strategies and policies.

Comment 2 — The staff asked the Trust to provide completed fees table under “Fund summary — Fees and expenses,” with all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee table. In response, the Trust provided completed fee tables for each class of shares of the Fund.

The staff now asks that the Trust disclose whether the adviser may recoup Fund expenses that the adviser contractually agrees to waive or reimburse, as described in footnote 2 to the applicable fee tables.

Response 2 — The Trust confirms that waived or reimbursed expenses are not subject to recoupment by the adviser. Accordingly, no changes are necessary in response to this additional comment.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

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The Trust, on behalf of the Fund, intends to file definitive forms of prospectuses that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 951-9068 or Nicholas J. Kolokithas, Assistant Secretary of the Trust, at (617) 663-4324.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

Cc: Nicholas J. Kolokithas